UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 30, 2015

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated November 30, 2015 entitled:

“NXP Announces Executive Management Transition”.

Exhibits

1.	Press release dated November 30, 2015 entitled: “NXP Announces Executive Management Transition”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 30th day of November 2015.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NXP Announces Executive Management Transition

Eindhoven, Netherlands, November 30, 2015 - NXP Semiconductors N.V. (NASDAQ: NXPI) announced today that effective December 7, 2015 Dan Durn will become Executive Vice President and Chief Financial Officer of NXP. Peter Kelly, NXP’s current CFO, has expressed a desire to retire in 2017 and the appointment of Mr. Durn is part of the succession plan for the company. Mr. Kelly will continue to report to Rick Clemmer, NXP’s CEO and will continue to be a key member of the NXP Management Team. In his new role Mr. Kelly will focus on Strategy and M&A, as well as ensuring a successful integration with Freescale.

“The potential of the merger was a key factor in attracting Dan to join NXP,” said Rick Clemmer, NXP Chief Executive Officer. “I have known Dan for many years and am confident his deep core competence in semiconductors and leadership skills will further strengthen our management team, support our long term growth and enhance our shareholder appreciation. The retention of Dan from Freescale gives us a world class semiconductor CFO while allowing us a suitable transition period. I am very pleased that Peter is staying with the company to help Dan with the transition and ensure we will not miss a beat in our ambitions.”

Before joining NXP, Mr. Durn was senior vice president and CFO of Freescale Semiconductor. Prior to Freescale, he served as CFO and executive vice president of finance and administration at Globalfoundries, the industry’s second largest semiconductor foundry. Prior to Globalfoundries, Durn was head of M&A and strategy at Advanced Technology Investment Company (ATIC), a $15 billion private equity company. He also served as vice president in investment banking at Goldman, Sachs & Company and was a member of their merger leadership group. Dan graduated from the U.S. Naval Academy with a BS in control systems engineering and served in the Navy for six years upon graduation. He also earned an MBA in finance from Columbia Business School.

“The NXP Freescale combination will bring together two great companies whose best days lie ahead,” said Durn. “We become an automotive and MCU powerhouse with the scale to deliver significant earnings power. I’m honored to have this role and I’m looking forward to working with Peter in the coming months during the transition.”

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are

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cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

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